UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
                                             -----------------
------------
FORM N-17f-2                                        OMB
Approval
                                             -----------------
------------
Certificate of Accounting of Securities and  OMB Number:
3235-0360
Similar Investments in the Custody           Expires:
December 31, 2014
of Management Investment Companies           Estimate average
burden hours
                                               per response .
.. . . . 2.00

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------
------------

--------------------------------------------------------------
---------------
1. Investment Company Act File Number:        Date examination
completed:

811-03364	                                  August 9, 2013

--------------------------------------------------------------
---------------
2. State Identification Number:

AL             AK             AZ             AR             CA
CO X
CT             DE             DC             FL             GA
HI
ID             IL             IN             IA             KS
KY
LA             ME             MD             MA             MI
MN
MS             MO             MT             NE             NV
NH
NJ             NM             NY             NC             ND
OH
OK             OR             PA             RI             SC
SD
TN             TX             UT             VT             VA
WA
WV             WI             WY             PUERTO RICO
Other (specify):

--------------------------------------------------------------
---------------

3. Exact name of investment company as specified in registration statement:

Great-West Funds, Inc.
--------------------------------------------------------------
---------------
4. Address of principal executive office
(number,street,city,state,zip code):

8515 E. Orchard Road, Greenwood Village, CO 80111
--------------------------------------------------------------
---------------




..



August 9, 2013

United States Securities and Exchange Commission
Office of Applications and Report Services
450 Fifth Street, N.W.
Washington, DC 20549

Dear Sirs:

Enclosed is one copy of Form N-17f-2 and our related report, dated August 9, 2013, on our examination of the Great-West
International Index Fund of the Great-West Funds, Inc. as of the close of business on September 30, 2012.

Very truly yours,




Bryan J. Morris
Partner






REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
 To the Board of Directors of the Great-West Funds, Inc.:
We have examined management's assertion included in the
accompanying Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940 that Great-West International Index Fund ("Portfolio") of the
Great-West Funds, Inc. (the "Fund") complied with the
requirements of subsections (b) and (c) of Rule 17f-2 under
the Investment Company Act of 1940 ("the Act") as of September
30, 2012. Management is responsible for Fund's compliance with those requirements. Our responsibility is to express an
opinion on management's assertion about the  Portfolio's
compliance based on our examination.
Our examination was conducted in accordance with attestation standards established by the Public Company Accounting
Oversight Board (United States), and accordingly, included
examining on a test basis, evidence about the Portfolio's
compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.
Included among our procedures were the following tests
performed as of September 30, 2012, and with respect to
agreement of security purchases and sales, for the period from December 31, 2011 (the date of our last examination) through
September 30, 2012:
1.	Confirmation of all securities held by institutions in book
entry form including foreign depositories and sub-custodians.
2.	Reconciliation of all such securities to the books and records of Portfolio and the Bank of New York (the "Custodian").
3.	Agreement of one security purchases and one security sales or maturities since our last report from the books and records of the Portfolio to broker confirmations.
4.	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, and/or transfer agents.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Portfolio's compliance with specified requirements.
In our opinion, management's assertion that the Portfolio of the Great-West Funds, Inc. complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment
Company Act of 1940 as of September 30, 2012, with respect to securities reflected in the investment account of the Portfolio is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Directors of Great-West Funds, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ DELOITTE & TOUCHE LLP
August 9, 2013

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940
We, as members of management of Great-West International Index Fund (the "Portfolio") of the Great-West Funds, Inc. (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Portfolio's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 30, 2012 and from December 31, 2011 (the date of our last examination) through September 30, 2012.
Based on this evaluation, we assert that the Portfolio was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2012, and from December 31, 2011 (the date of our last examination) through September 30, 2012, with respect to securities reflected in the investment accounts of the Fund.
Great-West Funds, Inc.
By:

______________________________
Mitchell Graye
President and Chief Executive Officer

______________________________
Mary Maiers
Chief Financial Officer and Treasurer

______________________________
Beverly Byrne
Chief Compliance Officer

August 9, 2013